ACREX VENTURES LTD.

FORM 51-102F3 MATERIAL CHANGE REORT

1.

Name and Address of Company:

Acrex Ventures Ltd.

1400 – 570 Granville Street

Vancouver, BC  V6C 3P1

2.

Date of Material Change

(a)

Donald Brown Option – February 11, 2008

(b)

David Piggin Option – February 28, 2008

3.

News Release

(a)

February 12, 2008

(b)

February 28, 2008

4.

Summary of Material Change

(a)

The Company acquired an option on Ontario mineral claims from Donald Brown.

(b)

The Company acquired an option on British Columbia mineral claims from David Piggin.

5.

Full Description of Material Change

5.1

Full Description of Material Change

(a)

 The Company has entered into an agreement with Donald Brown of Ottawa, Ontario (“Optionor”) to option a 100% interest in the Don’s Lake mineral property in northwestern Ontario.

To exercise the option the Company will be obliged to pay the Optionor a total of $190,000 by way of payments of $4,000 upon the signing of the Agreement, $30,000 by February 28, 2008 (both of which have been paid in the total amount of $34,000), with three additional tranches as of May 29th in each of 2009, 2010 and 2011.  The Company will also have to issue the Optionor 200,000 shares with the first 50,000 shares being issuable on February 28, 2008 (which have been issued), and with three blocks of 50,000 shares each being issuable on May 29th in each of 2009, 2010 and 2011.  To maintain the option the Company will also have to expend not less than $1,300,000 on work on the property by May 29, 2012 - the first amount being $300,000 on or before May 29, 2009.  If the Company obtains a positive feasibility report on the property it must issue a further 200,000 shares to the Optionor within 30 days of the receipt of the report.

The acquisition of the 100% interest will be subject to the reservation to the Optionor of a 2.0% net smelter return royalty.  The Company will have a first right of refusal on a 1.0% net smelter return royalty if the Optionor desires to sell the said 1.0%.

The property is comprised of 18 contiguous mineral claims containing 84 claim units and covers an area of approximately 1,344 hectares (approximately 3,321 acres).  The claims are located between the Red Lake and Pickle Lake gold camps approximately 120 kilometres north of Sioux Lookout and 108 kilometres west of Pickle Lake.

The property covers a  5 km - long Fault Zone referred to as the  Don’s Lake Shear Zone shown by lighogeochemistry to be prospective for gold and uranium.

Since 1953, the property has been held almost continuously by several mining companies and prospectors in search of uranium and gold.  Previous exploration has included VLF-EM and magnetometer surveys, geological mapping, lithogeochemistry, prospecting, and 20 diamond drill holes.  Eight of the 20 diamond drill holes intersected the prospective shear zone.  Among these eight holes, three holes are reported to have intersected good gold grades.  In 1978 trenching by Urangesellschaft is reported to have returned positive U308 and gold assays from three trenches located just south of the Don’s Lake Shear Zone .

Acrex plans to explore the mineralization with a ground geophysical survey followed by a winter diamond drill program.

The TSX Venture Exchange, on which the shares of the Company are listed for trading, accepted the Agreement for filing on February 21, 2008.

(b)

The Company has entered into an agreement with David Piggin of Kamloops, British Columbia (“Optionor”) to option a 100% interest in the Honeymoon Area Mineral Claims.

To exercise the option the Company will pay $5,000 and issue 50,000 shares forthwith after the date of the acceptance of the Agreement by the TSX Venture Exchange (“Approval Date”) which have been paid and issued. The Company must also pay $60,000 in periodic annual payments on the first, second and third anniversaries of the Approval Date.  To exercise the option the Company will also be obliged to issue three blocks of 50,000 shares each on the first, second and third anniversaries of the Approval Date.  A 2.0% net smelter return (“NSR”) has been reserved to the Optionor, David J. Piggin and the Company will have the right to purchase back a 1.0% NSR for $500,000.

The property is located in south-central British Columbia, approximately 80 kilometres northeast of the city of Kamloops, B.C.

The property lies 25 km south of the Harper Creek, volcanogenic sulphide deposit of Yellowhead Mining Inc.  The Harper Creek Deposit has a NI 43-101 measured and indicated resource of 450.9 million tonnes grading 0.32% copper and an additional Inferred resource of 142.2 million tonnes grading 0.33% copper.

Prospecting by the Optionor has located several malachite stained mineral showings on the Honeymoon property that carry copper and silver values. Grab samples from four of the showings were assayed by the Optionor and found to carry copper values ranging from 0.62% to 0.86% copper with elevated silver values ranging from 5.88 to 35.3 g/tonne. Petrographic studies completed by Acrex’s geologist show the mineralization, comprised of chalcopyrite and pyrite, occurs in a metasedimentary rock and may be of syngenetic origin.  Syngenetic suphide deposits found elsewhere in the world have large tonnage potential.

The company is currently planning an exploration program to assess this large property that will initially focus on investigating the recently discovered copper mineralization.  The program will consist of geological mapping, geochemical sampling and geophysical surveying. Where warranted, targets will be further tested with a program of trenching and diamond drilling.

The technical information has been reviewed by the company's consulting geologist, Perry Grunenberg, P.Geo, of PBG Geoscience.  Mr. Grunenberg is the Company's project supervisor and "Qualified Person" for the purpose of National Instrument 43-101.

The TSX Venture Exchange accepted the Agreement for filing on March 12, 2008.

6.

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Report is not being filed on a confidential basis.

7.

Omitted Information

No information has been omitted on the basis that it is confidential information.

8.

Executive Officer

T.J. Malcolm Powell,

President and Chief Executive Officer

Tel:  (604) 618-1758

or

Carl R. Jonsson

Secretary and Chief Financial Officer

Tel:  (604) 640-6357

9.

Date of Report

March 20,  2008